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                          OFFER TO PURCHASE SHARES FOR
                   SHAREHOLDERS OF HALLWOOD ENERGY CORPORATION

                   THIS OFFER WILL EXPIRE ON NOVEMBER 22, 1996
                                UNLESS EXTENDED.

To Our Clients Who Hold Shares of:

                                            Hallwood Energy Corporation

         Enclosed for your consideration are materials relating to an Offer being made by The Hallwood Group Incorporated to Shareholders of Hallwood Energy Corporation. On October 9, 1996, Hallwood Energy Corporation (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the acquisition of all publicly held shares of common stock of the Company by The Hallwood Group Incorporated ("Hallwood Group"). Hallwood Group currently beneficially owns approximately 82% of the outstanding shares of the Company.

         Pursuant to the Merger Agreement, Hallwood Group commenced today a tender offer to purchase any and all outstanding shares of the Company's common stock at a price of $19.50 per share in cash. If at least a majority of the shares not now owned by Hallwood Group are tendered, which would mean that Hallwood Group would own at least 90% of the outstanding shares after the tender offer, and after satisfaction of certain other conditions, the Company will be merged with and into Hallwood Group. Each share of the Company's common stock then outstanding (other than shares of stockholders properly exercising appraisal rights under Texas law and shares owned by Hallwood Group) will be converted into the right to receive $19.50 per share in cash. Following consummation of the merger, the Company will no longer exist.

         This material is being forwarded to you as the beneficial owner of Shares carried by us in your account but not registered in your name on the records of Hallwood Energy Corporation. A tender of the Shares may only be made on your behalf by us, as the holder of record, pursuant to your instructions. Accordingly, if you wish for us to tender your Shares on your behalf pursuant to the Offer, you must notify us in writing. PLEASE READ ALL OF THE ENCLOSED MATERIAL CAREFULLY.

Important:

1. The Offer will expire on November 22, 1996, unless extended by Hallwood Energy Corporation. Accordingly, your instructions should be forwarded to us as soon as possible so as to permit sufficient time to tender your Shares for the Offer.

2. The Depositary will send a check for the shares after the Offer expires and Hallwood Group accepts the tender of the shares.

3. The price paid per Share will be $19.50. We will forward the certificate(s) relating to your Shares to the Depositary as soon as practicable after we receive your authorization.